UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-14880

LIONS GATE ENTERTAINMENT CORP.

(Exact name of registrant as specified in its charter)

2700 Colorado Avenue

Santa Monica, California 90404

(310) 255-3800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common shares, no par value per share
(Title of each class of securities covered by this Form)

Class A Voting shares, no par value per share

Class B Non-voting shares, no par value per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common shares, no par value per share: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Lions Gate Entertainment Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 19, 2016	LIONS GATE ENTERTAINMENT CORP.

	By:	/s/ Wayne Levin
	Name:	Wayne Levin
	Title:	General Counsel and Chief Strategic Officer